UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On August 13, 2025, Youxin Technology Ltd (the “Company”) received two deficiency letters (the “Notice(s)”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company (i) that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) and (ii) that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(2).

Staff subsequently determined that as of September 19, 2025, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days. Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”). As a result, the Company received a delisting notice from The Nasdaq Capital Market.

On September 29, 2025, the Company appealed the Staff’s determination to a Hearings Panel (the “Panel”). As previously noted, the filing of the appeal stays the delisting, and the Company’s shares continue to trade on Nasdaq.

On October 2, 2025, the Company received a letter from Nasdaq stating that, based on evidence that stockholders’ equity increased to more than $2.5 million, Staff determined that the Company is in compliance with Nasdaq Listing Rule 5550(b) and the deficiency pursuant to Nasdaq listing Rule 5550(b)(2) is closed.

Exhibit Number	Description of Exhibit
99.1	Press Release dated October 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On October 3, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer